October 29, 2007

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)
	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except per unit amounts)	2007	2006	2007	2006

Revenues	$331.0	$440.3	$1,099.8	$1,373.3

Expenses
Cost of product sold	139.5	150.8	418.3	406.1
Transportation	121.6	125.8	359.3	372.9
Selling, general and administration	4.2	7.0	19.0	24.6
Depreciation and depletion	12.3	13.0	37.7	36.6

	277.6	296.6	834.3	840.2

Income from operations	53.4	143.7	265.5	533.1

Other income (expense)
Interest expense	(4.6)	(5.2)	(14.3)	(13.7)
Other items, net (note 4)	50.5	1.3	138.6	(25.4)

Income before taxes	99.3	139.8	389.8	494.0

Income tax expense (note 5)	8.8	16.5	116.1	65.7

Net income from continuing operations	90.5	123.3	273.7	428.3
Income from discontinued
operation - NYCO (note 11)	-	0.5	10.8	1.0

Net income	$90.5	$123.8	$284.5	$429.3

Other comprehensive income (loss) (note 10)	-	-	(2.2)	(3.3)

Comprehensive income	$90.5	$123.8	$282.3	$426.0

Weighted average number of units
outstanding (millions) (note 9)
Basic	148.0	147.0	147.5	147.0
Diluted	148.0	147.1	147.5	147.1

Basic and diluted amounts per unit
Net income from continuing operations	$0.61	$0.84	$1.86	$2.91
Net income from discontinued
operation - NYCO	$-	$-	$0.07	$0.01
Net income	$0.61	$0.84	$1.93	$2.92

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-1-

October 29, 2007

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Balance - beginning of period	$1,866.6	$1,480.3	$1,672.6	$1,174.8

Net income	90.5	123.8	284.5	429.3

Balance - end of period	$1,957.1	$1,604.1	$1,957.1	$1,604.1

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-2-

October 29, 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Operating activities
Net income from continuing operations	$90.5	$123.3	$273.7	$428.3
Items not using (providing) cash:
Depreciation and depletion	12.3	13.0	37.7	36.6
Provision for asset retirement obligations, net	0.3	0.5	1.3	2.1
Future income tax expense (recovery)	3.3	(3.1)	84.3	7.6
Unrealized gain on foreign exchange forward contracts	(10.9)	-	(76.0)	-
Unrealized foreign exchange (gain) loss on long-term debt	(18.9)	0.1	(44.8)	(8.5)
Loss (gain) on disposal of capital assets	0.2	(0.1)	(2.1)	(0.8)
Non-controlling interest	0.8	1.4	2.7	5.0
Other items, net	(2.3)	(0.6)	1.5	(9.5)
Change in accounting policy for in-process inventory (note 4)	-	-	-	31.7
Operating cash flow from discontinued
operation - NYCO (note 11)	-	0.8	(0.3)	4.2

	75.3	135.3	278.0	496.7

Decrease in other non-cash working capital	6.5	25.9	16.7	44.7

Cash from operating activities	81.8	161.2	294.7	541.4

Investing activities
Additions to capital assets	(13.5)	(10.2)	(33.4)	(22.7)
Proceeds on disposal of capital assets	0.5	-	4.0	1.1
Other investing activities, net	(0.1)	-	-	0.3
Proceeds on sale of NYCO (note 11)*	-	-	34.3	-
Investing cash flow from discontinued
operation - NYCO (note 11)	-	(0.3)	(0.6)	(0.8)

Cash from (used in) investing activities	(13.1)	(10.5)	4.3	(22.1)

Financing activities
Distributions paid, net (note 9)	(81.8)	(147.0)	(306.2)	(588.0)
Increase (decrease) in long-term debt	16.9	(33.4)	17.1	100.9
Other financing activities, net	(1.1)	(2.5)	(4.6)	(4.6)

Cash used in financing activities	(66.0)	(182.9)	(293.7)	(491.7)

Increase (decrease) in cash and cash equivalents	2.7	(32.2)	5.3	27.6

Cash and cash equivalents - beginning of period	147.2	159.9	144.6	100.1

Cash and cash equivalents - end of period	149.9	127.7	149.9	127.7

Fording Canadian Coal Trust	-3-

October 29, 2007

Cash and cash equivalents - end of period	149.9	127.7	149.9	127.7

* The proceeds on sale of NYCO are presented net of NYCO cash sold of $2.3 million

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-4-

October 29, 2007

CONSOLIDATED BALANCE SHEETS
(unaudited)
	September 30	December 31
(millions of Canadian dollars)	2007	2006

Assets

Current assets
Cash and cash equivalents	$149.9	$141.4
Accounts receivable	87.9	128.5
Inventory	141.4	125.4
Derivative instruments - foreign exchange forward contracts (note 8)	76.0	-
Prepaid expenses	10.9	4.9
NYCO assets held for sale (note 11)	-	23.9

	466.1	424.1

Capital assets	595.5	603.2

Goodwill	12.9	12.9

Other assets	20.7	20.8

NYCO assets held for sale (note 11)	-	12.8

	$1,095.2	$1,073.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$128.3	$119.6
Income taxes payable	23.5	31.8
Distribution payable	88.7	139.7
Current portion of long-term debt (note 6)	1.6	1.7
NYCO liabilities held for sale (note 11)	-	4.4

	242.1	297.2

Long-term debt (note 6)	283.7	312.5

Other long-term liabilities (note 7)	104.3	100.1

Future income taxes (note 5)	138.1	53.9

NYCO liabilities held for sale (note 11)	-	3.4

	768.2	767.1

Commitments and contingencies

Unitholders' equity (note 9)

Fording Canadian Coal Trust	-5-

October 29, 2007

Trust units	384.7	359.7
Accumulated earnings	1,957.1	1,672.6
Accumulated cash distributions	(2,014.8)	(1,734.6)
Accumulated other comprehensive income (note 10)	-	9.0

	327.0	306.7

	$1,095.2	$1,073.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	-6-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. Prior to its sale in the second quarter of 2007, NYCO was accounted for as a discontinued operation. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2006 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2006.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2006 except that the comparative figures have been restated to reflect the operating results and financial position of NYCO as a discontinued operation.  The comparability of the financial statements is also impacted by the Trust’s election not to apply hedge accounting and the adoption of new accounting standards for financial instruments in 2007 as explained in note 3.

3.  CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to the Trust on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives.  The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized.  The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value.  For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement.  With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact because the Trust’s non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures.  The recommendations of this section are optional and are only required if the entity is applying hedge accounting.  The Trust has elected not to apply hedge accounting at this time under section 3865.

Fording Canadian Coal Trust	-7-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may contribute to earnings volatility and have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. The Trust has entered into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program. These derivatives are carried at fair value in the consolidated balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in net income.

As a result of the Trust’s decision not to apply hedge accounting, both the realized and unrealized gains or losses on its foreign exchange forward contracts are recorded as components of Other items, net in the consolidated statement of income and comprehensive income.  Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting rules, and accordingly, unrealized gains or losses on the contracts were not recorded in net income and the realized gains or losses on the contracts were included in Revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income.  Accumulated other comprehensive income is a new caption within the unitholders’ equity section of the consolidated balance sheet.  Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income.  For the Trust, the major item included in other comprehensive income is the foreign currency translation adjustment.  On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income.  This reclassification did not affect total unitholders’ equity or net income.  The comparative figures have been restated to reflect the reclassification of the foreign currency translation account to accumulated other comprehensive income and to reflect foreign currency translation adjustments as other comprehensive income. In the second quarter of 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO.

Inventories

CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to the Trust on January 1, 2008, and is not expected to have a material impact on its financial statements.

Financial Instruments and Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation are disclosure requirements that will become effective for the Trust beginning January 1, 2008. Additional disclosures related to the Trust’s financial instruments and capital management strategies will be added to existing disclosures provided by the Trust in the notes to the financial statements beginning in the first quarter of 2008.

Fording Canadian Coal Trust	-8-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

4.  OTHER ITEMS, NET

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Interest and investment income	$1.8	$1.3	$4.3	$1.0
Net foreign exchange gains on revaluation of U.S. dollar-
denominated cash, accounts receivable and long-term debt	12.9	2.5	28.4	11.3
Realized gain on foreign exchange forward contracts (note 8)	25.2	-	30.5	-
Unrealized gain on foreign exchange forward contracts (note 8)	10.9	-	76.0	-
Non-controlling interest	(0.8)	(1.4)	(2.7)	(5.0)
Change in accounting policy for in-process inventory	-	-	-	(31.7)
Other	0.5	(1.1)	2.1	(1.0)

	$50.5	$1.3	$138.6	$(25.4)

Effective January 1, 2006, the Trust adopted an accounting standard that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under the standard, this raw coal is not considered to be inventory as it has not been extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was adjusted, which resulted in a pre-tax charge to income of $31.7 million in the quarter ended March 31, 2006.

5.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Current income tax expense:
Canadian corporate income taxes	$-	$(0.3)	$0.3	$(0.3)
Provincial mineral taxes and Crown royalties	5.5	19.9	31.5	58.4
	5.5	19.6	31.8	58.1
Future income tax expense (reversal):
Canadian corporate income taxes	2.0	-	81.4	-
Provincial mineral taxes and Crown royalties	1.3	(3.1)	2.9	7.6
	3.3	(3.1)	84.3	7.6

Total income tax expense	$8.8	$16.5	$116.1	$65.7

Fording Canadian Coal Trust	-9-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Expected income tax expense at Canadian
statutory tax rate of 39%	$38.7	$54.5	$152.0	$192.7

Increase (decrease) in taxes resulting from:
Allocation of Elk Valley Coal net income to the Trust	(38.7)	(54.8)	(151.7)	(193.0)
Provincial mineral taxes and Crown royalties	6.8	16.8	34.4	66.0
Future Canadian corporate income taxes recognized
as a result of the taxation changes	2.0	-	81.4	-
	$8.8	$16.5	$116.1	$65.7

The temporary difference comprising the future income tax assets and liabilities are as follows:

	September 30	December 31
(millions of Canadian dollars)	2007	2006

Future income tax assets:
Asset retirement obligations	$ 30.6	$ 8.5
Other	13.5	1.0
	44.1	9.5

Future income tax liabilities
Capital assets carrying value in excess of tax or royalty basis	182.2	63.4

Net future income tax liabilities	$ 138.1	$ 53.9

Prior to the reorganization of the Trust that occurred on August 24, 2005 (the 2005 Arrangement), income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties, and foreign income taxes.  Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated future Canadian corporate income taxes of $164 million in the third quarter of 2005 and through the first quarter of 2007 did not recognize future Canadian corporate income tax assets or liabilities on temporary differences.

On June 22, 2007, legislation was enacted that effectively imposes income tax for income trusts, including royalty trusts, for taxation years beginning in 2011.  The enactment of this legislation triggered the recognition of future Canadian corporate income tax assets and liabilities, with a corresponding impact on future Canadian corporate income tax expense, based on temporary differences expected to reverse after the date that the taxation changes take effect. The $81 million future income tax liability at September 30, 2007, of which $79 million was charged to income tax expense in the second quarter of 2007 and $2.0 million was charged to income tax expense in the third quarter, is based on estimated gross temporary differences of approximately $258 million that are expected to reverse after 2010, using an effective tax rate of 31.5%.

Fording Canadian Coal Trust	-10-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

6.  LONG-TERM DEBT AND BANKING FACILITIES

	September 30	December 31
(millions of Canadian dollars)	2007	2006

Long-term debt
Five-year bank credit facilities:
US$283.0 million (2006 - US$250.0 million) in LIBOR rate loans with an
average interest rate of 6.0% (2006 - 5.9%) due February 11, 2012	$281.9	$291.3
Revolving banker's acceptances	-	18.0

Other debt:
Equipment financing due 2009
bearing interest at 5.1%	1.8	2.8
Capital lease obligations expiring in 2011
with an interest rate of 5.3%	1.6	2.1

	285.3	314.2

Less current portion	(1.6)	(1.7)

	$283.7	$312.5

The Trust and Elk Valley Coal together have a $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.

At September 30, 2007, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $47.3 million. The Trust’s share of unused bank facilities at September 30, 2007 was $190.8 million.

7.  OTHER LONG-TERM LIABILITIES

	September 30	December 31
(millions of Canadian dollars)	2007	2006

Asset retirement obligations	$70.2	$67.5
Pension and other post-retirement benefits	26.2	24.7
Non-controlling interest	6.2	7.0
Other, net	1.7	0.9

	$104.3	$100.1

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense was $2.8 million for the third quarter and $13.3 million year-to-date (2006 – $4.2 million and $10.6 million, respectively).

Fording Canadian Coal Trust	-11-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

8.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used by the Trust to fix the rate at which certain future anticipated net flows of U.S. dollars are exchanged into Canadian dollars. At September 30, 2007, foreign exchange forward contracts totalling US$519.0 million were outstanding at an average contracted U.S./Canadian dollar exchange rate of US$0.88. The U.S./Canadian dollar exchange rate on September 30, 2007 was US$1.00. All of these contracts will mature prior to March 31, 2008.  The fair value of these derivatives is an unrealized gain of $76.0 million at September 30, 2007, which is recorded as a current asset in the consolidated balance sheet. In 2007, realized gains on foreign exchange forward contracts were $25.2 million in the third quarter and $30.5 million for the nine months ended September 30, which are included as a component of Other items, net in the 2007 consolidated statements of income and comprehensive income.  In 2006, realized gains on foreign exchange forward contracts were $8.5 million in the third quarter and $52.6 million for the nine months ended September 30, which were recorded in Revenues in the 2006 consolidated statements of income and comprehensive income.

Neptune Terminals guarantee

By virtue of its ownership interest in Neptune Terminals, Elk Valley Coal is obligated to Neptune for a proportionate share of the bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations was $17.3 million as at September 30, 2007.

9.  UNITHOLDERS’ EQUITY

Units issued and outstanding

	Three months ended		Nine months ended
	September 30, 2007		September 30, 2007
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	147.5	$370.7	147.0	$359.7
Units issued under the dividend reinvestment plan	0.4	14.0	0.9	25.0

Balance, end of period	147.9	$384.7	147.9	$384.7

Market value of units, September 30, 2007				$5,686.9

At September 30, 2007, there were approximately 21,800 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $4.01 per unit and the remaining weighted average contractual life is 2.8 years.

Fording Canadian Coal Trust	-12-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

Accumulated distributions to unitholders

Cash distributions to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.  The declaration of trust requires the Trust to make distributions annually in an amount sufficient to eliminate any federal income taxes of the Trust.

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Opening accumulated cash distributions	$1,926.1	$1,477.2	$1,734.6	$1,124.4
Distributions declared and payable	88.7	117.6	280.2	470.4

Closing accumulated cash distributions	$2,014.8	$1,594.8	$2,014.8	$1,594.8

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments.

	Three months ended		Nine months ended
	September 30		September 30
(millions of units)	2007	2006	2007	2006

Weighted average number of units outstanding, basic	$148.0	$147.0	$147.5	$147.0
Effect of dilutive securities, unit options	-	0.1	-	0.1

	$148.0	$147.1	$147.5	$147.1

Distribution Reinvestment Plan

During the quarter ended March 31, 2007, the Trust implemented a distribution reinvestment plan.  During the nine months ended September 30, 2007, approximately 850,000 units were issued under the plan in lieu of cash distributions of $25 million.  In addition, approximately 395,000 units were issued in October 2007 in lieu of cash distributions of $15 million.

Distribution payments are reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan of $14 million and $25 million, respectively, for the three and nine month periods ended September 30, 2007.

Fording Canadian Coal Trust	-13-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

10.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is made up of the following components:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Accumulated other comprehensive income, beginning of period:
Foreign currency translation account balance	$-	$1.6	$9.0	$4.9
Fair value of foreign exchange forward contracts outstanding
on January 1, 2007	-	-	(4.5)	-
	-	1.6	4.5	4.9

Settlement of foreign exchange forward contracts
outstanding on January 1, 2007	-	-	4.5	-

Other comprehensive income (loss): Foreign currency
translation adjustments related to NYCO	-	-	(2.2)	(3.3)

Release of foreign currency translation account balance
on sale of NYCO	-	-	(6.8)	-
Accumulated other comprehensive income, end of period	$-	$1.6	$-	$1.6

The adoption of new accounting standards for financial instruments on January 1, 2007 explained in note 3 required the Trust to record its foreign exchange forward contracts outstanding on January 1, 2007 (the “transition date”) as a liability at their fair value of $4.5 million in the 2007 opening balance sheet.  These derivatives outstanding on the transition date were not designated as hedges under the new accounting standards.  Under the transition provisions of the new accounting standards, the Trust recorded a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million.  Substantially all of the foreign exchange forward contracts outstanding on the transition date settled during the first quarter of 2007, and accordingly, the $4.5 balance in accumulated other comprehensive income was released to the consolidated statement of income and comprehensive income as a component of Other items, net.

The foreign currency translation adjustments result from the translation of NYCO’s U.S. dollar financial statements into Canadian dollars.  The foreign currency translation account balance has been eliminated due to the sale of NYCO as explained in note 11.

11.  DISCONTINUED OPERATION - NYCO

The sale of NYCO was completed in June 2007 and the Trust received cash proceeds of $36.5 million, net of withholding taxes.  The estimated income taxes payable on the net proceeds are $6.0 million.  The proceeds received, net of income taxes paid and payable, exceeded the net carrying value of NYCO, which resulted in a gain of $4.0 million being recorded upon closing of the sale.  In addition, the foreign currency translation account balance related to the translation of NYCO’s U.S. dollar financial statements into Canadian dollars of $6.8 million was released to income as a result of the sale.

For accounting purposes, NYCO has been classified as a discontinued operation and its financial results are presented as a separate item in the consolidated statements of income and comprehensive income, and cash flows.  The NYCO assets and liabilities consolidated by the Trust in 2006 have been segregated in the consolidated balance sheet as assets and liabilities held for sale.

Fording Canadian Coal Trust	-14-

Notes to Consolidated Financial Statements
(unaudited)	October 29, 2007

Prior to 2007, the Trust reported segment information for its two reportable operating segments – Elk Valley Coal and NYCO.  With the sale of NYCO and the classification of NYCO as a discontinued operation, the Trust now has only one reportable operating segment – Elk Valley Coal.

The following is a summary of income from the discontinued operation:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2007	2006	2007	2006

Revenues	$-	$11.5	$19.4	$36.2
Cost of product sold	-	(7.3)	(13.6)	(22.2)
Transportation	-	(2.2)	(3.7)	(6.6)
Selling, general and administration	-	(1.0)	(0.7)	(3.2)
Depreciation and depletion	-	(0.9)	(1.5)	(2.8)

Income (loss) from operations	-	0.1	(0.1)	1.4
Other expenses	-	(0.1)	-	-
Gain on sale of NYCO	-	-	4.0	-
Release of foreign currency translation account
balance on sale of NYCO	-	-	6.8	-
Income before income taxes	-	-	10.7	1.4
Income tax (expense) recovery	-	0.5	0.1	(0.4)

Income from discontinued operation	$-	$0.5	$10.8	$1.0

Fording Canadian Coal Trust	-15-